SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                          TECNOMATIX TECHNOLOGIES LTD.
  ___________________________________________________________________________
                                (Name of Issuer)


                 ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
  ___________________________________________________________________________
                         (Title of Class of Securities)

                                   M8743P105
  ___________________________________________________________________________
                                 (CUSIP Number)

                               Kenneth J. Bialkin
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       4 Times Square, New York, NY 10036
                                 (212) 735-3000
  ___________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 3, 2005
  ___________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Shlomo Dovrat
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF and BK
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               1,084,745 (includes 400,200 shares
                                           subject to options exercisable
Owned by                                   within 60 days)
                                   ------- -------------------------------------
Each                                9      Sole Dispositive Power

Reporting                                  1,084,745 (includes 400,200 shares
                                           subject to options exercisable
Person with                                within 60 days)
                                   ------- -------------------------------------
                                    10.    Shared Dispositive Power

                                           0
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person*

          1,085,745
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          8.6%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------- ----------------------------------------------------------------------

* Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Aharon Dovrat
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          PF and BK
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               216,528 (includes 36,000 shares
                                           subject to options exercisable
Owned by                                   within 60 days)
                                   ------- -------------------------------------
Each                                9      Sole Dispositive Power

Reporting                                  106,000 (includes 36,000 shares
                                           subject to options exercisable
Person with                                within 60 days)
                                   ------- -------------------------------------
                                    10.    Shared Dispositive Power

                                           110,528
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person**

          216,528
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [X]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.8%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------- ----------------------------------------------------------------------

** Aharon Dovrat expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          A.S. Dovrat Management Ltd.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          N/A
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               190,363
                                   ------- -------------------------------------
Owned by                            9      Sole Dispositive Power

Each                                       0
                                   ------- -------------------------------------
Reporting                           10.    Shared Dispositive Power

Person with                                190,363
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person***

          190,363
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.5%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------

*** A.S. Dovrat Management Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd.
         held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Dovrat & Co. Ltd.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          N/A
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               190,363
                                   ------- -------------------------------------
Owned by                            9      Sole Dispositive Power

Each                                       0
                                   ------- -------------------------------------
Reporting                           10.    Shared Dispositive Power

Person with                                190,363
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person****

          190,363
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.5%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------

**** Dovrat & Co. expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          D Associates GP (Israel) Ltd.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          N/A
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               190,363
                                   ------- -------------------------------------
Owned by                            9      Sole Dispositive Power

Each                                       0
                                   ------- -------------------------------------
Reporting                           10.    Shared Dispositive Power

Person with                                190,363
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person*****

          190,363
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.5%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ----------------------------------------------------------------------

***** D Associates GP (Israel) Ltd. expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          D Partners (Israel) Limited Partnership
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Israel
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               66,627
                                   ------- -------------------------------------
Owned by                            9      Sole Dispositive Power

Each                                       0
                                   ------- -------------------------------------
Reporting                           10.    Shared Dispositive Power

Person with                                66,627
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person******

          66,627
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          0.5%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------

****** D Partners (Israel) Limited Partnership expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          D Partners (BVI) L.P.
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                            [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          British Virgin Islands
---------------------------------- ------- -------------------------------------
                                   7.      Sole Voting Power

Number of                                  0
                                   ------- -------------------------------------
Shares                             8.      Shared Voting Power

Beneficially                               123,736
                                   ------- -------------------------------------
Owned by                            9      Sole Dispositive Power

Each                                       0
                                   ------- -------------------------------------
Reporting                           10.    Shared Dispositive Power

Person with                                123,736
--------- ----------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person*******

          123,736
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                            [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          1.0%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          PN
--------- ----------------------------------------------------------------------

******* D Partners (BVI) L.P. expressly disclaims beneficial ownership of the Ordinary Shares of Tecnomatix Technologies Ltd. held by the other Reporting Persons referenced below.

This Schedule 13D is being filed as Amendment No. 2 to (i) Schedule 13D originally filed with the Securities and Exchange Commission on March 27, 2001 as amended by Schedule 13D/A, filed on July 11, 2001 (the "Original Israel
Schedule 13D") by Shlomo Dovrat, Aharon Dovrat, A.S. Dovrat Management Ltd., Dovrat & Co. Ltd., D Associates (Israel) GP Ltd. and D Partners (Israel)
Limited Partnership relating to Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of Tecnomatix Technologies Ltd. (the "Issuer") and (ii)
Schedule 13D originally filed with the Securities and Exchange Commission on March 27, 2001 as amended by Schedule 13D/A, filed on July 11, 2001 (the "Original BVI Schedule 13D") by Shlomo Dovrat, Aharon Dovrat, A.S. Dovrat Management Ltd., D Partners (BVI) GP Ltd. and D Partners (BVI) L.P. relating to Ordinary Shares of the Issuer. This Schedule 13D is intended to amend and restate both the Original Israel Schedule 13D and the Original BVI Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of Tecnomatix Technologies Ltd. (the "Issuer").

                  Tecnomatix Technologies Ltd.
                  16 Abba Eban Avenue
                  Herzeliya 46733, Israel

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Shlomo Dovrat
                  Aharon Dovrat
                  A.S. Dovrat Management Ltd.
                  Dovrat & Co. Ltd.
                  D Associates GP (Israel) Ltd.
                  D Partners (Israel) Limited Partnership
                  D Partners (BVI) L.P.

         (b)      Shlomo Dovrat
                  13 Kerem Ha Zeitim Street
                  Savyon, Israel

                  Aharon Dovrat
                  62 Pinkas Street
                  Tel Aviv, Israel

                  A.S. Dovrat Management Ltd.
                  A company formed under the laws of the state of Israel. Its principal business is providing investment advisory services. The address of its principal business and principal office is 16 Abba Eban Avenue, Herzeliya 46725, Israel.

                  Dovrat & Co. Ltd.
                  A company formed under the laws of the state of Israel. Its principal business is investing in companies. The address of its principal business and principal office is 16 Abba Eban Avenue, Herzeliya 46725, Israel.

                  D Associates GP (Israel) Ltd.
                  A company formed under the laws of the state of Israel. Its principal business is being the general partner of D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. The address of its principal business and principal office is 16 Abba Eban Avenue, Herzeliya 46725, Israel.

                  D Partners (Israel) Limited Partnership
                  A limited partnership formed under the laws of the state of Israel. Its principal business is investing in companies and funds. The address of its principal business and principal office is 16 Abba Eban Avenue, Herzeliya 46725, Israel.

                  D Partners (BVI) L.P.
                  A limited partnership formed under the laws of the British Virgin Islands. Its principal business is investing in companies and funds. The address of its principal business and principal office is c/o HWR Services Ltd., Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

         (c) Mr. Shlomo Dovrat is a director of the Issuer and a founding partner of several high-tech venture capital funds. The principal address of the Issuer is 16 Abba Eban Avenue, Herzliya 46733, Israel. The Issuer is a leader in the market for software products that enable computer-aided production engineering.

         Mr. Aharon Dovrat is a director of the Issuer and serves as Chairman of A.S. Dovrat Management Ltd. and Chairman of Dovrat & Co. Mr. Aharon Dovrat also serves as chairman or board member of several other privately held and public companies. Aharon Dovrat is Shlomo Dovrat's father.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial administrative body of competent jurisdiction.

         (f) Messrs. Aharon Dovrat and Shlomo Dovrat are citizens of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shlomo Dovrat purchased the Ordinary Shares from his personal funds and from funds in an amount equal to $1,575,000 borrowed in June 2001 from Bank Hapoalim B.M. pursuant to a loan agreement, dated June 29, 2001 which carried an interest rate at a per annum rate equal to three-months LIBOR plus 1.25% which matured on June 29, 2003. Certain options which are deemed to be beneficially owned by Mr. Dovrat were granted to ATL Management Services Ltd. ("ATL Management") or Y.T.D. Dovrat Management Services (1998) Ltd. as compensation for services rendered to the Issuer. Aharon Dovrat purchased the Ordinary Shares from his personal funds. Aldon Holding Ltd. ("Aldon") purchased Ordinary Shares from its own capital and with $500,000 borrowed in June 2001 from Bank Hapoalim B.M. pursuant to a loan, which matured on June 29, 2003, and which was secured by shares of the Issuer owned by Aldon, and carried interest at a per annum rate equal to three month LIBOR plus 1.25%. D Partners (Israel) Limited Partnership purchased Ordinary Shares from its own capital. D Partners
(BVI) L.P. purchased Ordinary Shares from its own capital. The shares purchased by the Reporting Persons were acquired in open market transactions on the Nasdaq National Market.

ITEM 4.  PURPOSE OF TRANSACTION.

         Except as set forth below, none of the Reporting Persons have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons may purchase or sell additional Ordinary Shares individually or together in open market or in privately negotiated transactions.

         On January 3, 2005, the Issuer entered into an agreement of merger (the "Merger Agreement") with UGS Corp. ("UGS") and Treasure Acquisition Sub Ltd., a newly formed, wholly owned subsidiary of UGS pursuant to which, at the closing of the Merger Agreement, Treasure Acquisition Sub Ltd. will merge with and into the Issuer and cease to exist and the Issuer will continue as the surviving corporation and will become a wholly owned subsidiary of UGS (the "Merger").

         In connection with the execution of the Merger Agreement, as an inducement to UGS to enter into the Merger Agreement, each of Shlomo Dovrat, Aharon Dovrat, D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. as well as certain other shareholders of the Issuer (together, the "Principal Shareholders") delivered undertaking agreements and proxies pursuant to which, among other things, each Principal Shareholder agreed, subject to the terms and conditions therein, (i) not to transfer any of such Reporting Person's Ordinary Shares (or the voting rights thereof) of the Issuer, (ii) to cause all Ordinary Shares owned by such Reporting Person to be voted in favor of approval of the Merger, the Merger Agreement and the transactions contemplated thereby, and (iii) to cause all Ordinary Shares owned by such Reporting Person to be voted against (A) a merger, consolidation, or similar transaction involving the Issuer or any of its subsidiaries other than the Merger, (B) a sale, lease, exchange, transfer or other disposition of at least 20% of the assets of the Issuer and its subsidiaries, taken as a whole in a single or a series of related transactions, or (C) the acquisition, directly or indirectly, by any person of beneficial ownership of 20% or more of the Issuer's shares, whether by merger, consolidation, share exchange, business combination, tender offer, exchange offer, or otherwise, taken as a whole in a single or a series of related transactions. Each of the undertaking agreements and irrevocable proxies entered into by each Reporting Person individually are attached hereto as Exhibits 1 through 8 and are incorporated herein by reference. Each undertaking agreement and irrevocable proxy shall remain effective until the earlier of (a) the termination of the Merger Agreement, (b) the termination of the undertaking by the parties thereto, or (c) the date on which the Merger becomes effective.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Shlomo Dovrat is the beneficial owner of 1,085,745 Ordinary Shares (including 400,200 Ordinary Shares as to which Mr. Shlomo Dovrat is deemed to be the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Shlomo Dovrat that are exercisable within sixty days), constituting 8.6% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Shlomo Dovrat holds the shares beneficially owned by him directly and, with respect to certain options to acquire Ordinary Shares which may be deemed to be beneficially held by him, through ATL Management or through his wholly owned company, Y.T.D. Dovrat Management Services (1998) Ltd.

         Mr. Aharon Dovrat is the beneficial owner of 106,000 Ordinary Shares (including 36,000 Ordinary Shares as to which Mr. Aharon Dovrat is deemed to be the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Aharon Dovrat that are exercisable within sixty days), constituting 1.8% of the issued and outstanding Ordinary Shares of the Issuer. Mr. Aharon Dovrat holds the shares beneficially owned by him directly. Pursuant to a power of attorney granted by Aldon to Mr. Aharon Dovrat, Mr. Aharon Dovrat may exercise certain rights with respect to shares of the Issuer beneficially owned by Aldon. As a result, Mr. Aharon Dovrat may be deemed to beneficially own 110,528 Ordinary Shares owned by Aldon, constituting 0.9% of the issued and outstanding Ordinary Shares of the Issuer such shares. Mr. Aharon Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Aldon.

         D Partners (Israel) Limited Partnership is the beneficial owner of 66,627 Ordinary Shares, constituting 0.5% of the issued and outstanding Ordinary Shares of the Issuer.

         D Partners (BVI) L.P. is the beneficial owner of 123,736 Ordinary Shares, constituting 1.0% of the issued and outstanding Ordinary Shares of the Issuer.

         Each of Mr. Shlomo Dovrat and Mr. Aharon Dovrat is a director and a 50% shareholder of A.S. Dovrat Management Ltd., an Israeli company. A.S. Dovrat Management Ltd. provides investment advisory and related services to D Partners (Israel) Limited Partnership and to D Partners (BVI) L.P. Each of Mr. Shlomo Dovrat and Mr. Aharon Dovrat is also a director of D Associates GP (Israel) Ltd., the general partner of D Partners (Israel) Limited Partnership and of D Partners (BVI) L.P. In addition, each of Mr. Shlomo Dovrat and Mr. Aharon Dovrat is a director and holds 50% of the shares of Dovrat & Co. Ltd., an Israeli company that holds 37.5% of the shares of D Associates GP (Israel) Ltd. Dovrat & Co. Ltd. is also a limited partner of D Partners (Israel) Limited Partnership.

         Due to Messrs. Shlomo Dovrat's and Aharon Dovrat's positions with A.S. Dovrat Management Ltd., Dovrat & Co. Ltd. and D Associates GP (Israel) Ltd., the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd. and the nature of the services A.S. Dovrat Management Ltd. provides to D Partners (Israel) Limited Partnership and to D Partners (BVI) L.P., Messrs. Shlomo Dovrat and Aharon Dovrat may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by D Partners (Israel) Limited Partnership and by D Partners (BVI) L.P. Messrs. Shlomo Dovrat and Aharon Dovrat expressly disclaim beneficial ownership of the 66,627 Ordinary Shares referenced herein that are held by D Partners (Israel) Limited Partnership and of the 123,736 Ordinary Shares referenced herein that are held by D Partners (BVI) L.P.

         Mr. Shlomo Dovrat is party to certain understandings with Mr. Harel Beit-On and Mr. Avi Zeevi. Mr. Shlomo Dovrat, Mr. Beit-On and Mr. Zeevi have filed a Schedule 13D (the "Additional Schedule 13D") and amendments thereto and may, from time to time, file additional amendments thereto, reporting beneficial ownership of Ordinary Shares of the Issuer. Reference is made to
Item 6 of the Additional Schedule 13D for a description of certain understandings among Mr. Shlomo Dovrat, Mr. Beit-On and Mr. Zeevi with respect to the Ordinary Shares of the Issuer. Mr. Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced therein that are held by Mr. Beit-On and Mr. Zeevi. Messrs. Dovrat, Beit-On and Zeevi have formed ATL Management which, among other things, provides management services to the Issuer. ATL Management holds options to acquire 760,000 Ordinary Shares. 656,000 of these options are exercisable within sixty days.

         Due to the ownership of shares of D Associates GP (Israel) Ltd. by Dovrat & Co. Ltd., Dovrat & Co. Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by D Partners (Israel) Limited Partnership and by D Partners (BVI) L.P. Dovrat & Co. Ltd. expressly disclaims beneficial ownership of such shares.

         Due to the nature of the services A.S. Dovrat Management Ltd. provides to D Partners (Israel) Limited Partnership and to D Partners (BVI) L.P., A.S. Dovrat Management Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by D Partners (Israel) Limited Partnership and by D Partners (BVI) L.P. A.S. Dovrat Management Ltd. expressly disclaims beneficial ownership of such shares.

         Due to its capacity as the general partner of D Partners (Israel) Limited Partnership and of D Partners (BVI) L.P., D Associates GP (Israel) Ltd. may be deemed to beneficially own Ordinary Shares of the Issuer which may, from time to time, be beneficially owned by D Partners (Israel) Limited Partnership and by D Partners (BVI) L.P. D Associates GP (Israel) Ltd. expressly disclaims beneficial ownership of such shares.

         D Partners (BVI) GP Ltd. was formerly, but is no longer, the general partner of D Partners (BVI) L.P. D Partners (BVI) GP Ltd. does not beneficially own any Ordinary Shares of the Issuer.

      (b) Subject to the provisions of the undertaking agreement and proxy described in Item 4 above, Mr. Shlomo Dovrat has shared voting power and sole dispositive power with respect to 1,085,745 Ordinary Shares (including 400,200 Ordinary Shares of which Mr. Shlomo Dovrat is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Shlomo Dovrat that are exercisable within sixty days). Mr. Shlomo Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by the other Reporting Persons that are parties to this filing.

         Subject to the provisions of the undertaking agreement and proxy described in Item 4 above, Mr. Aharon Dovrat has shared voting power and sole dispositive power with respect to 106,000 Ordinary Shares (including 36,000 Ordinary Shares of which Mr. Aharon Dovrat is the beneficial owner pursuant to options to acquire Ordinary Shares granted to Mr. Aharon Dovrat that are exercisable within sixty days). Furthermore, Mr. Aharon Dovrat may be deemed to share the voting power and dispositive power with respect to the 110,528 Ordinary Shares owned by Aldon. Mr. Aharon Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Aldon and by the other Reporting Persons that are parties to this filing.

         Mr. Aharon Dovrat, Mr. Shlomo Dovrat, A.S. Dovrat Management Ltd., Dovrat & Co. Ltd., and D Associates GP (Israel) Ltd. may be deemed to share the power to vote the 66,627 Ordinary Shares held by D Partners (Israel) Limited Partnership and the 123,736 Ordinary Shares held by D Partners (BVI) L.P. Each of such persons expressly disclaims the beneficial ownership of the shares held by D Partners (Israel) Limited Partnership and by D Partners (BVI) L.P.

      (c) During the past sixty days, there were no purchases of Ordinary Shares, or securities convertible in to or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. Except as set forth below, during such sixty day period, there were no sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         On March 6, 2002, D Partners (Israel) Limited Partnership sold 14,700 Ordinary Shares and D Partners (BVI) L.P. sold 27,300 Ordinary Shares in open market transactions on the Nasdaq National Market at a price per share of US$14.84.

         On March 5, 2004, D Partners (Israel) Limited Partnership sold 27,090 Ordinary Shares and D Partners (BVI) L.P. sold 50,310 Ordinary Shares in open market transactions on the Nasdaq National Market at a price per share of US$13.26.

         On May 28, 2004, D Partners (Israel) Limited Partnership sold 7,350 Ordinary Shares and D Partners (BVI) L.P. sold 13,650 Ordinary Shares in open market transactions on the Nasdaq National Market at a price per share of US$12.98.

         On June 14, 2004, D Partners (Israel) Limited Partnership sold 16,450 Ordinary Shares and D Partners (BVI) L.P. sold 30,550 Ordinary Shares in open market transactions on the Nasdaq National Market at a price per share of US$13.40.

         On December 11, 2001, Mr. Aharon Dovrat sold 10,275 Ordinary Shares in open market transactions on the Nasdaq National Market at a price per share of US$13.00.

          (d) Except as described in Item 3 or Items 5(b) or (c) of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Item 6 of the Additional Schedule 13D filed by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi for a description of certain understandings among them with respect to the Ordinary Shares of the Issuer.

         Pursuant to a power of attorney granted by Aldon to Mr. Aharon Dovrat, Mr. Aharon Dovrat may exercise certain rights with respect to shares of the Issuer beneficially owned by Aldon, including the right to buy, sell and vote such shares. As a result, Mr. Aharon Dovrat may be deemed to beneficially own such shares. Mr. Aharon Dovrat expressly disclaims beneficial ownership of the Ordinary Shares referenced herein that are held by Aldon.

         The last two paragraphs of the response to Item 4 are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding thereto the following:

     -------------- -----------------------------------------------------------
     Exhibit 1      Undertaking Agreement, dated as of January 3, 2005,
                    between Shlomo Dovrat and UGS Corp.
     -------------- -----------------------------------------------------------
     Exhibit 2      Undertaking Agreement, dated as of January 3, 2005,
                    between Aharon Dovrat and UGS Corp.
     -------------- -----------------------------------------------------------
     Exhibit 3      Undertaking Agreement, dated as of January 3, 2005,
                    between D Partners (Israel) Limited Partnership and
                    UGS Corp.
     -------------- -----------------------------------------------------------
     Exhibit 4      Undertaking Agreement, dated as of January 3, 2005,
                    between D Partners (BVI) L.P. and UGS Corp.
     -------------- -----------------------------------------------------------
     Exhibit 5      Irrevocable Proxy, dated January 3, 2005, granted by
                    Shlomo Dovrat to Ben Sandler
     -------------- -----------------------------------------------------------
     Exhibit 6      Irrevocable Proxy, dated January 3, 2005, granted by
                    Aharon Dovrat to Ben Sandler
     -------------- -----------------------------------------------------------
     Exhibit 7      Irrevocable Proxy, dated January 3, 2005, granted by
                    D Partners (Israel) Limited Partnership to Ben Sandler
     -------------- -----------------------------------------------------------
     Exhibit 8      Irrevocable Proxy, dated January 3, 2005, granted by
                    D Partners (BVI) L.P. to Ben Sandler
     -------------- -----------------------------------------------------------
     Exhibit 9      Agreement of Joint Filing
     -------------- -----------------------------------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                                     SHLOMO DOVRAT

                                                   /s/ Shlomo Dovrat
                                            -----------------------------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                                      AHARON DOVRAT

                                                   /s/ Aharon Dovrat
                                            -----------------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                            A.S. DOVRAT MANAGEMENT LTD.


                                            By:  /s/ Aharon Dovrat
                                               --------------------------------
                                            Name:   Aharon Dovrat
                                            Title:  Chairman

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                            DOVRAT & CO. LTD.


                                            By:  /s/ Aharon Dovrat
                                               --------------------------------
                                            Name:   Aharon Dovrat
                                            Title:  Chairman

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)


                                            D ASSOCIATES GP (ISRAEL) LTD.


                                            By:  /s/ Aharon Dovrat
                                               --------------------------------
                                            Name:   Aharon Dovrat
                                            Title:  Director



                                            D ASSOCIATES GP (ISRAEL) LTD.


                                            By:  /s/ Eylon Penchas
                                               --------------------------------
                                            Name:   Eylon Penchas
                                            Title:  Director

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                            D PARTNERS (ISRAEL) LIMITED
                                            PARTNERSHIP


                                            By:  /s/ Aharon Dovrat
                                               --------------------------------
                                            Name:   Aharon Dovrat
                                            Title:  Director


                                            By:  /s/ Eylon Penchas
                                               --------------------------------
                                            Name:   Eylon Penchas
                                            Title:  Director

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    January 14, 2005
                                            -----------------------------------
                                                         (Date)

                                            D PARTNERS (BVI) L.P.


                                            By:  /s/ Aharon Dovrat
                                               --------------------------------
                                            Name:   Aharon Dovrat
                                            Title:  Director


                                            By:  /s/ Eylon Penchas
                                               --------------------------------
                                            Name:   Eylon Penchas
                                            Title:  Director